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                                                            OMB APPROVAL
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                 UNITED STATES                    OMB Number: 3235-0058
       SECURITIES AND EXCHANGE COMMISSION         Expires: January 31, 2002
            Washington, D.C. 20549                Estimated average burden
                                                  hours per response . . . 2.50
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                  FORM 12b-25
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                                                          SEC FILE NUMBER
          NOTIFICATION OF LATE FILING
                                                              1-11140
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                                                            CUSIP NUMBER


(Check One):

___ Form 10-K  ___ Form 20-F  ___ Form 11-K   X Form 10-Q  ___ Form N-SAR

For Period Ended: May 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
    For the Transition Period Ended: ___________________________

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  --  REGISTRANT INFORMATION

                           Ophthalmic Imaging Systems
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Full Name of Registrant

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Former Name if Applicable

                            221 Lathrop Way, Suite I
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Address of Principal Executive Office (Street and Number)

                              Sacramento, CA 95815
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City, State and Zip Code

PART II  --  RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X      (a) The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X      (b) The subject annual report,  semi-annual report,  transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The  accountant's   statement  or  other  exhibit  required  by  Rule
           12b-25(c) has been attached if applicable.

PART III  --  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Premier Laser Systems, Inc. ("Premier"), a California corporation, currently owns approximately 49% of Registrant's outstanding common stock and all of Registrant's Series B Convertible Preferred Stock, thereby giving Premier majority voting control over Registrant. In addition, Registrant currently has recorded in its financial statements a liability in favor of Premier in excess of $2 million, which amount is not net of claims by Registrant against Premier in potentially substantial amounts.

Registrant's President/Chief Executive Officer resigned in January 2000 and its Chief Financial Officer/Secretary resigned in February 2000. In March 2000, Premier filed a voluntary petition for protection and reorganization under Chapter 11 of the U.S. Bankruptcy Code. Registrant's Chairman of the Board of Directors is presently acting as Registrant's President and Secretary until Registrant is able to recruit and hire new management.

Since March 2000, Registrant has been aggressively exploring alternative sources of funding, such as issuing additional securities and entering into strategic alliances. Recently, this effort has consumed most of management's time and resources. And, on July 13, 2000, Registrant, Premier and MediVision Medical Imaging Ltd. ("MediVision"), an Israeli corporation, entered into a securities purchase agreement and related agreements (the "Purchase Agreements"), whereby MediVision has committed to loan to Registrant approximately $1.76 million, subject to customary closing conditions and approval by the bankruptcy court overseeing Premier's reorganization. MediVision has also agreed to purchase Registrant's debt obligations from Premier and convert it into shares of Registrant's common stock. Upon consummation of the transactions contemplated by the Purchase Agreements, subject to the terms and conditions therein, MediVision shall acquire a controlling interest in Registrant, and Premier shall own no interest in Registrant whatsoever.

As a result of the foregoing, including related diligence efforts, Registrant has been unable to complete the information required for inclusion in the currently due report on Form 10-QSB, and could not have done so without unreasonable effort and expense, so Registrant requires, and hereby requests, the time allowed under Rule 12b-25 to complete its 10-QSB.

PART IV  --  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


       Walt Williams              (916)               646-2020
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         (Name)                (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no
     identify report(s).                                   X Yes     ___ No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                              X Yes     ___ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

     Registrant will be reporting significantly decreased revenues and increased losses before extraordinary item during the three-and nine-month periods ended May 31, 2000 versus the corresponding three- and nine-month periods ended May 31, 1999, due, in large measure, to the adverse impact of diverting a significant amount of the Registrant's limited resources and management attention and selling efforts away from the its core operations during fiscal year 2000, including aggressively exploring alternative sources of necessary funding discussed in greater detail in Part III of this Form 12b-25.
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                           Ophthalmic Imaging Systems
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  July 14, 2000                  By  /s/ WALT WILLIAMS
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                                         Walt Williams, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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